EXECUTION COPY

RESERVOIR MINERALS INC.
PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT (the “Agreement”) is dated as of April 22, 2016

BETWEEN:

NEVSUN RESOURCES LTD., a corporation existing under the laws of the Province of the Province of British Columbia (the “Subscriber”);

- and -

RESERVOIR MINERALS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”)

(the Subscriber and the Corporation each a “Party” and collectively, the “Parties”).

WHEREAS the Subscriber and the Corporation have entered into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”), pursuant to which all of the equity of the Corporation will be acquired by the Subscriber in accordance with a statutory plan of arrangement to be completed between the Subscriber and the Corporation under the provisions of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”);

AND WHEREAS the Subscriber wishes to subscribe for and acquire, such number of common shares in the capital of the Corporation (each a “Common Share”) that represents 19.99% of the Corporation’s issued and outstanding Common Shares following the completion of the subscription provided for herein;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the parties agree as follows.

Section 1           Terms of the Offering

The Subscriber hereby subscribes for, and the Corporation hereby accepts such subscription and agrees to issue, on a private placement basis, 12,174,928 Common Shares (the “Subscribed Shares”) of the Corporation at a purchase price of CDN$9.40 per Subscribed Share (the “Subscription Price”) for an aggregate subscription amount of CDN$114,444,323 (US$90,296,571), payable by the Subscriber to the Corporation upon and subject to the terms and conditions set forth in this Agreement.

Section 2           Closing

The completion of the offer, sale and issuance of the Subscribed Shares as contemplated by this Agreement (the “Closing”) will occur on April 25, 2016 at 11:00 a.m. or such other date and time as may be determined by the Corporation and the Subscriber (the “Closing Date” and

the “Time of Closing”, respectively), subject to satisfaction or waiver by the relevant party of the conditions of closing.

Section 3           Conditions of Closing for the Benefit of the Corporation

The Subscriber acknowledges that the offer, sale and issuance of the Subscribed Shares as contemplated by this Agreement (the “Offering”) is subject to, among other things, the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	The Subscriber delivering to the Corporation one fully completed and duly executed copy of this Agreement;

(b)	The Subscriber paying, or causing to be paid to the account specified on Schedule “B”, by wire transfer in immediately available funds or such other method of payment acceptable to the Corporation, US$90,296,571 (being the US dollar equivalent of CDN$114,444,323) in full satisfaction of the aggregate Subscription Price payable for the Subscribed Shares;

(c)	The offer, sale and issuance of the Subscribed Shares being exempt from the prospectus requirements of all securities laws including, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the Province of British Columbia (“Applicable Securities Laws”);

(d)	The Subscriber executing and delivering to the Corporation all reports, undertakings or other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Subscribed Shares to the Subscriber;

(e)	The Corporation obtaining all orders, permits, approvals, waivers, consents, licenses or similar authorizations of any governmental or public entity department, court, commission, board, bureau, agency or instrumentality, quasi- governmental, self-regulatory or private body exercising any regulatory authority, and any stock exchange (each, a “Regulator”) necessary to complete the offer, sale and issuance of the Subscribed Shares;

(f)	The representations and warranties of the Subscriber being true and correct as of the date of this Agreement and being true and correct at the Time of Closing;

(g)	The Corporation being satisfied that all conditions precedent to the advance of a term loan by the Subscriber to the Corporation under the credit agreement (the “Credit Agreement”), dated as of the date hereof, between the Corporation, as borrower, and the Subscriber, as lender, have been satisfied and the term loan will be advanced on the Closing Date; and

(h)	Such other documentation as the Corporation may reasonably request in form and substance satisfactory to each of the Corporation and the Subscriber, each acting reasonably.

Section 4           Conditions of Closing for the Benefit of the Subscriber

The Corporation acknowledges that the subscription for, and purchase of, the Subscribed Shares as contemplated by this Agreement is subject to, among other things, the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Subscriber and may be waived, in whole or in part, by the Subscriber in its sole discretion:

(a)	The Corporation delivering to the Subscriber:

(i)	a certificate endorsed by the Corporation, representing the Subscribed Shares and registered in accordance with the registration instructions provided by the Subscriber as set out in Schedule “A” hereto;

(ii)	an irrevocable direction authorizing and directing the Subscriber to pay the Subscription Price to Blake, Cassels & Graydon LLP, in escrow, to be held and released therefrom, in accordance with the terms of an escrow agreement between the Corporation, Blake, Cassels & Graydon LLP and the Subscriber;

(iii)	a certificate of good standing (or equivalent) with respect to the Corporation issued as at the Closing Date;

(iv)	a certificate from a duly authorized officer of the Corporation certifying

(i)	the constating documents and by-laws of the Corporation, (ii) the incumbency of signing officers of the Corporation, and (iii) resolutions of the Corporation authorizing the Offering, this Agreement, the issuance of the Subscribed Shares, and the application to the TSX Venture Exchange (the “Exchange”) for conditional listing of the Subscribed Shares;

(v)	a customary legal opinion dated the Closing Date addressed to the Subscriber, in form and substance satisfactory to the Subscriber and its counsel, acting reasonably, from Canadian counsel to the Corporation with respect to securities matters relating to the Offering;

(vi)	a certificate from the Transfer Agent, as herein defined, certifying (i) the by-laws of the Transfer Agent, (ii) the incumbency of the signing officers of the Transfer Agent, (iii) the Transfer Agent’s appointment as transfer agent and registrar of the Common Shares, and (iv) the issued and outstanding Common Shares of the Corporation as at the close of business on the day prior to the Closing Date; and

(vii)	such other documentation as the Subscriber may reasonably request in form and substance satisfactory to each of the Corporation and the Subscriber, each acting reasonably,

(b)	The Corporation having complied in all material respects with the covenants and agreements contained in this Agreement to be performed or caused to be performed by it at or prior to Closing;

(c)	The Subscriber being satisfied that all conditions precedent to the advance of a term loan by the Subscriber to the Corporation under the Credit Agreement have been satisfied and the term loan will be advanced on the Closing Date;

(d)	All of the representations and warranties made by the Corporation in this Agreement being true and correct as of the date of this Agreement and as at the Time of Closing; and

(e)	The conditional acceptance of the Exchange for the listing of the Subscribed Shares on the Exchange having been obtained on terms satisfactory to the Subscriber, acting reasonably, including confirmation that the Subscriber can vote the Subscribed Shares in favour of the Plan of Arrangement.

Section 5           Acknowledgments of the Subscriber

The Subscriber acknowledges that:

(a)	The offer, sale and issuance of the Subscribed Shares is exempt from the prospectus requirements of Applicable Securities Laws and, as a result: (i) the Subscriber may not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, and (ii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws;

(b)	No prospectus has been filed with any Regulator in connection with the Offering and no Regulator has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Subscribed Shares;

(c)	The Corporation is required to file a report of trade with all applicable Regulators containing personal information about the Subscriber, which will include the full name, residential address and telephone number of the Subscriber, the number and type of Subscribed Shares purchased, the total purchase price paid for such Subscribed Shares, the date of the Closing and the prospectus exemption relied upon under Applicable Securities Laws to complete such purchase, and the Corporation may also be required pursuant to Applicable Securities Laws to file this Agreement on SEDAR; and by completing this Agreement, the Subscriber authorizes the indirect collection of the information described in this Section 5(c) by all applicable Regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable Regulators and (ii) the filing of this Agreement on SEDAR;

(d)	The Subscribed Shares are being offered on a “private placement” basis and are listed and quoted for trading on the facilities of the Exchange and will be subject to resale restrictions under Applicable Securities Laws;

(e)	The certificate representing the Subscribed Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods), if any, will bear a legend in accordance with Applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND ONE DAY FOLLOWING THE CLOSING DATE].”

(f)	The certificate representing the Subscribed Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the Exchange:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE].”

Section 6           Representations and Warranties of the Subscriber

The Subscriber represents and warrants as follows to the Corporation at the date of this Agreement and at the Time of Closing and acknowledges and confirms that the Corporation is relying on such representations and warranties in connection with the offer, sale and issuance of the Subscribed Shares to the Subscriber:

(a)	The distribution of the Subscribed Shares has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(b)	The Subscriber is eligible to purchase the Subscribed Shares pursuant to an exemption from the prospectus requirements of Applicable Securities Laws. The Subscriber has completed and delivered to the Corporation the applicable certificate in Schedule “D”, evidencing the Subscriber’s status and criteria for reliance on the relevant prospectus exemption under Applicable Securities Laws and;

(i)	confirms that it complies with the criteria for reliance on the prospectus exemption and the truth and accuracy of all statements made in such certificate as of the date of this Agreement and as of the Time of Closing;

(ii)	understands that the Corporation is required to verify that the Subscriber satisfies the relevant criteria to qualify for the prospectus exemption; and

(iii)	may be required to provide additional information or documentation to evidence compliance with the prospectus exemption,

(c)	The Subscriber was offered the Subscribed Shares in, and is resident in, the jurisdiction set out as the “Subscriber’s Address” on Schedule “A” of this Agreement and intends the Applicable Securities Laws of that jurisdiction to govern the offer, sale and issuance of the Subscribed Shares to the Subscriber;

(d)	The Subscriber is not a “U.S. Person” (as that term is defined in Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or Corporation organized or incorporated under the laws of the United States) and is not acquiring the Subscribed Shares for the account of or benefit of a U.S. Person or a person in the United States;

(e)	The Subscriber has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Subscribed Shares;

(f)	This Agreement has been duly executed and delivered by the Subscriber, and constitutes a legal, valid and binding agreement of the Subscriber enforceable against him, her or it in accordance with its terms;

(g)	The execution and delivery of and performance by the Subscriber of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of the Subscriber’s constating documents or by-laws, if applicable, or any other contract, agreement, instrument, undertaking or covenant to which the Subscriber is a party or by which it is bound;

(h)	The Subscriber has obtained such legal and tax advice as it considers appropriate in connection with the Offering and the execution, delivery and performance by it of this Agreement and the transactions contemplated by this Agreement, and the Subscriber is not relying on the Corporation, its affiliates or counsel, or any of them, in this regard; and

(i)	The funds representing the aggregate Subscription Price advanced by the Subscriber are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the best of the Subscriber’s knowledge none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other applicable jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Corporation would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to the Subscriber. The Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber name and other information relating to this Agreement and the Subscriber ‘s subscription hereunder, on a confidential basis pursuant to the PCMLTFA or other laws or regulations and shall promptly notify the Corporation if the Subscriber discovers that any of the foregoing representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

Section 7           Covenants of the Subscriber

(1)	The Subscriber will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale of the Subscribed Shares and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Subscribed Shares.

(2)	The Subscriber will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Subscribed Shares.

Section 8           Representations and Warranties of the Corporation

The Corporation represents and warrants as follows to the Subscriber at the date of this Agreement and at the Time of Closing and acknowledges and confirms that the Subscriber is relying upon such representations and warranties in connection with the offer, sale and issuance of the Subscribed Shares to the Subscriber:

(a)	The Corporation and its subsidiaries are corporations incorporated and existing in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b)	The execution and delivery of, and performance by the Corporation of this Agreement have been authorized by all necessary corporate action on the part of the Corporation;

(c)	This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms;

(d)	The Corporation is not required to give any notice to, make any filing with or obtain any authorization, order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement or the consummation of the Offering, other than the Exchange’s acceptance of the transactions contemplated herein, and the filings required to be made prior to or following Closing, under the rules of the Exchange;

(e)	The Corporation has complied with Applicable Securities Laws in connection with the offer, sale and issuance of the Subscribed Shares;

(f)	Computershare Trust Company of Canada at its offices in the city of Vancouver, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares (the “Transfer Agent”);

(g)	The authorized capital of the Corporation consists of an unlimited number of Common Shares and preferred shares without par value of which 48,730,165 Common Shares are issued and outstanding (without giving effect to the Common Shares subscribed for under this Agreement). The outstanding Common Shares of the Corporation are fully paid and non-assessable. There are no other equity or voting securities of the Corporation outstanding, and there are no outstanding stock options, warrants or other convertible securities or instruments that may be converted into Common Shares, except as set forth on Schedule 4.2 attached to the Credit Agreement. The fully diluted share capital of the Corporation is 51,291,665 Common Shares;

(h)	The Subscribed Shares have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation against payment of the consideration thereof pursuant to this Agreement, will have been validly issued, and will be outstanding as fully paid and non-assessable shares, and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or in violation of any Applicable Securities Laws;

(i)	The Corporation is not party or subject to any agreement or understanding and, to the knowledge of the Corporation, there is no agreement between any shareholders or officers or directors of the Corporation, that affects or relates to the voting or giving of written consents with respect to any of the Corporation’s securities;

(j)	The Corporation and its subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. The Corporation has, and will at the Closing Date have, sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the “going concern” test under Canadian generally accepted accounting principles;

(k)	The Corporation is a reporting issuer in the Provinces of Ontario, British Columbia and Alberta, and (i) the Common Shares of the Corporation are currently listed and posted for trading on the Exchange and no order ceasing or suspending trading, other than as publicly disclosed, in any securities of the Corporation or prohibiting the sale or issuance of the Subscribed Shares or the trading of any of the Corporation’s issued securities has been issued and no (formal or informal) proceedings for such purpose have been threatened or, to the knowledge of the Corporation, are pending; and (ii) the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchange;

(l)	The Corporation is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction;

(m)	The information in all documents filed by the Corporation with Canadian securities regulatory authorities (including in all documents filed at www.sedar.com) (the “Disclosure Record”) was, at the time of such filing, accurate in all material respects, did not contain any misrepresentation and did not omit to disclose any material fact, except as subsequently corrected or updated in a subsequently filed document (in this Agreement, “misrepresentation” and “material fact” have them meanings ascribed to them in the Securities Act (British Columbia)). All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Corporation provided by the Corporation or any of its advisers to the Subscriber is true, accurate and complete in all material respects; and

(n)	The Corporation and its subsidiaries own all of the properties and assets that they purport to own in the Disclosure Record. Except as disclosed in the Disclosure Record, all agreements by which the Corporation or its subsidiaries holds an interest in a property or asset are in good standing in all material respects according to their terms.

Section 9           Covenant of the Corporation

Forthwith after Closing, the Corporation shall take all required action to satisfy the conditions set out in the conditional acceptance of the Exchange for the listing of the Subscribed Shares subscribed for hereunder, and in any event within the time period prescribed by the Exchange, to satisfy such conditions.

Section 10         Board Representation

If: (i) the Plan of Arrangement is not completed in accordance with the terms of the Arrangement Agreement on or before August 31, 2016, or the Subscriber determines, acting reasonably, that the Plan of Arrangement will not be completed, and (ii) the Subscriber beneficially owns at least ten percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis):

(a)	the Subscriber shall be entitled to designate one individual (the “Nominee”) for election or appointment to the board of directors of the Corporation (the “Board”) from time to time, and such Nominee shall meet the individual qualification requirements for directors under applicable laws;

(b)	the Corporation shall take all steps as may be necessary to appoint the Nominee to the Board, as soon as reasonably possible after the Subscriber indicates its desire to nominate a person as the Nominee;

(c)	at the first annual meeting of shareholders of the Corporation following the end of the initial term of the Nominee at which directors of the Corporation are to be elected, and at each meeting of shareholders of the Corporation thereafter at which directors are to be elected, the Corporation shall cause the Nominee to be included in the slate of nominees proposed by the Corporation to the shareholders of the Corporation for election as directors, and shall use commercially reasonable efforts to cause the election of such Nominee to the Board;

(d)	the Corporation shall notify in writing the Subscriber at least 30 days before publicly filing the management information circular in respect of any meeting of the shareholders of the Corporation at which directors of the Corporation are to be elected and the Subscriber shall advise the Corporation and the Board of the Nominee within 15 days after receiving such notice;

(e)	if the Subscriber does not advise the Board of the name of the Nominee within the time set forth in Section 10(d), then the Subscriber shall be deemed to have designated its incumbent nominee for nomination for election at the relevant meeting of shareholders;

(f)	if the Nominee ceases to hold office as a director of the Corporation, for any reason, the Subscriber shall be entitled to nominate a replacement Nominee and the Corporation shall promptly take all steps as may be necessary to appoint such replacement Nominee to the Board;

(g)	so long as a Nominee serves as a member of the Board, such Nominee shall be eligible to serve on any committee of the Board, provided that such Nominee satisfies the eligibility criteria for such committee and the Board has approved of the Nominee serving as a member of such committee; and

(h)	the Nominee shall be provided with equivalent directors’ insurance and indemnification as the other members of the Board.

Section 11         Voting of Subscribed Shares

The Parties agree that (except as otherwise required by the court in connection with the Plan of Arrangement) the Subscriber shall be entitled to vote the Subscribed Shares at all meetings of shareholders where holders of Common Shares of the Corporation are entitled to vote, including but not limited to, any meeting, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to consider a special resolution approving, amending or varying the Plan of Arrangement and at any such meeting shall vote the Subscribed Shares in favour of such special resolution.

Section 12         Survival

The representations, warranties, acknowledgements and covenants contained in this Agreement and any certificate or document delivered pursuant to or in connection with this Agreement will survive Closing and continue in full force and effect for a period of two (2) years notwithstanding any subsequent disposition or exchange of the Subscribed Shares.

Section 13         Schedules

The following Schedules are incorporated into and form an integral part of this Agreement, and any reference to this Agreement includes the Schedules:

Schedule “A”       Registration and Delivery Instructions

Schedule “B”       Wire Instructions

Schedule “C”        Certificate($150,000 Minimum Investment Purchasers Only)

Section 14         Interpretation

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa. The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement’s interpretation. All references in this Agreement to dollars or to “$” are to the currency of Canada, unless otherwise specifically indicated. In this Agreement (i)   the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 15         Assignment

This Agreement becomes effective when executed by all of the parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it.

Section 16         Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by it and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 17         Time of Essence

Time is of the essence in this Agreement.

Section 18         Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Subscriber, irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 19         Language of Documents

It is the express wish of the parties to this Agreement that this Agreement and all related documents be drafted in English. Les parties aux présentes conviennent et exigent que cette convention ainsi que tous les documents s’y rattachant soient rédigés en langue anglaise.

Section 20         Execution by Facsimile and Counterparts

This Agreement including the Schedules may be executed in any number  of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEVSUN RESOURCES LTD. By: (signed) “Joseph Giuffre” Authorized Signatory RESERVOIR MINERALS INC. By: (signed) “Simon Ingram” Authorized Signatory

Signature page to Subscription Agreement

SCHEDULE A
REGISTRATION AND DELIVERY INSTRUCTIONS

Subscriber Information 760 - 669 Howe St. Vancouver, BC V6C 2B4 (Subscriber’s Address) ___________________________________________ 604-623-4700
(Telephone Number) (604) 623-4791
(Fax Number) cdavis@nevsun.com jgiuffre@nevsun.com
(Email Address) Number of Common Shares of the Corporation currently owned: 0

Register the Common Shares as set forth below: NEVSUN RESOURCES LTD.

Deliver the Common Shares as set forth below:

[   ] Same as Registered Address (otherwise complete below)

___________________________________________
(Name)

___________________________________________
(Account reference, if applicable)

___________________________________________
(Contact Name)

___________________________________________
(Address)

___________________________________________

(Name) N/A
(Account reference, if applicable) 760 - 669 Howe St. Vancouver, BC V6C 2B4
(Address)

SCHEDULE B
WIRE INSTRUCTIONS

REDACTED

SCHEDULE C
CERTIFICATE

$150,000 MINIMUM INVESTMENT AMOUNT CERTIFICATE

TO:	RESERVOIR MINERALS INC. (THE “ISSUER”)

RE:	PURCHASE OF COMMON SHARES (THE “SECURITIES”) OF THE ISSUER

REPRESENTATIONS AND WARRANTIES

In connection with the purchase by the undersigned (the “Purchaser”) of the Securities, the Purchaser hereby represents, warrants and certifies to the Issuer that the Purchaser:

(i)	is purchasing the Securities as principal and is not an individual;

(ii)	is resident in or is subject to the laws of the Province or Territory of British Columbia;

(iii)	has an aggregate acquisition cost in respect of the Securities of not less than $150,000 which will be paid in cash at or prior to the closing of the offering of the Securities;

(iv)	has not been created or used solely to purchase or hold securities in reliance upon the exemption contained in Section 2.10 Minimum Investment Amount of National Instrument 45-106 – Prospectus and Registration Exemptions; and

(v)	has not been provided with any offering memorandum (as such term is defined the Securities Act (Ontario)) in connection with the purchase of the Securities.

Certified at Vancouver, British Columbia                                    , 2016.

NEVSUN RESOURCES LTD.

By:
Name: Title: